

16021334

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68100


ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1502
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street – Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

IIFL Capital Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rahul Ajmera, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc. for the year ended March 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title



Notary Public 10/28/18

ANA J. REYNOSO
Notary Public, State of New York
Qualified in Bronx County
Reg. No. 01RE608424
My Commission Expires 10-28-2014/18

IIFL Capital Inc.

Index
March 31, 2016

Page(s)


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
IIFL Capital, Inc.

We have audited the accompanying statement of financial condition of IIFL Capital, Inc. (the "Company"), as of March 31, 2016. This financial statement is the responsibility of IIFL Capital, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of IIFL Capital, Inc. as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

April 25, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

IIFL Capital Inc.

Statement of Financial Condition
March 31, 2016

Assets	
Cash	$ 747,997
Fixed assets, net of accumulated depreciation of $755	1,003
Due from affiliated companies	260,694
Prepaid expenses	7,793
Total assets	**$ 1,017,487**
Liabilities and Stockholder's Equity	
Accounts payable and other accrued liabilities	$ 291,284
Total liabilities	291,284
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	687,490
Retained earnings	38,703
Total stockholder's equity	726,203
Total liabilities and stockholder's equity	**$ 1,017,487**

The accompanying notes are an integral part of this financial statement.

1. Organization

IIFL Capital Inc. (the Company), incorporated in 2011, is a wholly owned subsidiary of IIFL Holdings Ltd., Mumbai, India. (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by the Parent in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. Significant Accounting Policies

a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

b) Revenues

The Company facilitates securities transactions. The Company has entered into Cost Plus arrangement with its Parent for facilitating securities transactions on the Parent's behalf. The monthly fee becomes due on the last day of each month and is recorded accordingly. Revenues from research services are accounted for when it becomes reasonably certain to receive by way of acknowledgement by the customers.

c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

d) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

e) Estimates

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

All of the Company's customer securities transactions are facilitated by the Parent in India. Commissions earned are collected by the Parent and the Company is entitled to a monthly Cost Plus fee. For the year ended March 31, 2016, the Company earned commission revenue from the Parent in the amount of $1,604,000 of which $247,000 is due from the Parent at March 31, 2016.

The Company subleases its office space from another affiliate and the amount incurred on rent and other expenses during the year is $94,965. The company also incurred an expense of $40,531 towards office administration on behalf of this affiliate on a cost reimbursable basis. The net receivable amount from this affiliate is $13,694 as of March 31, 2016.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. At March 31, 2016, the Company had net capital of approximately $457,000, which was approximately $207,000 in excess of its requirement of $250,000.

5. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

All of the Company's cash is maintained with a single financial institution. In addition, the Company has a significant account receivable from its Parent. The Company does not consider itself to be at risk with respect to either of these items

6. Income Taxes

The provision for income taxes consists of the following for the year ended March 31, 2016:

Current - federal, state and city	$ 46,930
Deferred	30,083
Total current tax	$ 77,013

As of March 31, 2016, no federal net operating losses are available for future use. However, for state and city purposes, a net operating loss carryforward loss of $46,299 is available for the subsequent year.

As of March 31, 2016, deferred taxes were de minimis.

The Company does not have any uncertain tax position or any known unrecognized tax benefits at March 31, 2016. There are no tax related penalties or interest reflected in these financial statements.

7. Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2016:

	Useful life (in years)	
Computer equipment and software	3	1,758
Less accumulated depreciation and amortization		(755)
		1,003

8. 401k Plan

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits. The expense related to the 401(k) plan for the year-ended March 31, 2016 is $10,487.